303 - 595 Howe Street, Vancouver, BC, V5C 2T5
Phone: (604)-336- 8613, Fax: (604)-718-2808

July 11, 2018                     VIA SEDAR

B.C. Securities Commission
P.O. Box 10143, Pacific Centre
701 West Georgia Street
Vancouver, B.C. V7Y 1L2

Attention: Financial and Insider Reporting Department

Re:	C21 Investments Inc. (the “Company”) – Your Party #76665
SEDAR Project #02789531(CEO/CFO Certificates) and #02789530
(MD&A) for 1st Quarter Interim for Period Ended April 30, 2018
Deficiency

Further to your letter dated July 9, 2018 and subsequent emails with Susan Telford, Corp./Securities Administrator for the Company, we are re-filing the April 30, 2018 Management Discussion and Analysis and CEO/CFO Certifications to correct the amount of the total assets disclosed in the summary of quarterly results. The Company reported Total assets of $31,839,085 in error, the corrected Total assets reported in the re-filed MD&A are $31,898,815.

In addition, the Company has re-filed unmodified CEO and CFO Certifications as requested, noting the CEO Certification previously filed was correct and unmodified.

Yours truly,

C21 Investments Inc.

“Christopher Cherry”

Christopher Cherry, CPA, CA
CFO, and Director